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Washington, D.C. 20549

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RECEIVED FEB 28 2002 366

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cresap, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 Radnor Chester Road, Suite 170
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark W. Cresap, III (610) 341-1320
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name — *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark W. Cresap, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresap, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

[Signature]
Notary Public

Marisa E. Gold
Commissioner of Deeds
Commonwealth of Pennsylvania
My Commission Expires June 24, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Require by SEC Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2001 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

I have audited the accompanying statement of financial condition of Cresap, Inc. (a Pennsylvania corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cresap, Inc. at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 20, 2002

CRESAP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$172,123
Accounts receivable	201,390
Employee advances	8,009
Prepaid expenses	21,762
Furniture and equipment, less accumulated depreciation of $45,037 (Note 1)	23,077
Leasehold improvements, less accumulated amortization of $36,218 (Note 1)	4,024
	$430,385

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$208,298
Payroll taxes payable	6,235
Total liabilities	214,533
Commitments (Note 4)	
Stockholder's equity	
Common stock, $.10 par value, 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	183,120
Accumulated earnings	32,722
Total stockholder's equity	215,852
	$430,385

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission income	$2,285,814
Interest income	199,185
Total revenues	2,484,999
EXPENSES	
Employee compensation and benefits	429,605
Commissions and floor brokerage	1,586,344
Communications	82,862
Regulatory fees	25,005
Rent expense	93,142
Other operating expenses	323,415
Total expenses	2,540,373
Net loss	$ (55,374)

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total Stockholder's Equity
Balances, January 1, 2001	$10	$170,477	$168,096	$338,583
4/13/01 Distribution			(70,000)	(70,000)
7/6/01 Distribution			(10,000)	(10,000)
9/28/01 Capital contribution		62,643		62,643
10/24/01 Capital withdrawal		(50,000)		(50,000)
12/31/01 Net loss for 2001	–		(55,374)	(55,374)
Balances, December 31, 2001	$10	$183,120	$ 32,722	$215,852

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (55,374)
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	9,507
(Increase) decrease in	
Accounts receivable	(436)
Employee advances	(1,009)
Prepaid expenses	(478)
Increase (decrease) in	
Accounts payable and accrued expenses	(14,596)
Payroll taxes payable	322
Cash used by operating activities	(62,064)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(8,500)
Cash used by investing activities	(8,500)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	62,643
Capital withdrawal	(50,000)
Dividends paid	(80,000)
Cash used by financing activities	(67,357)
Decrease in cash	(137,921)
Cash at beginning of year	310,044
Cash at end of year	$172,123

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of acting as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Cash
For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. For 2001, depreciation expense amounted to $5,482.

Leasehold Improvements
Leasehold improvements are recorded at cost. These costs are being amortized on a straight-line basis over a ten year period. For 2001, amortization expense amounted to $4,024.

Securities Transactions
All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2001, the Company had net capital of $111,624 which was $61,624 in excess of the minimum net capital requirement. The Company's net capital ratio was 1.92 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

(4) COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 170, Radnor, PA. The term of the lease is from January 1, 2001 through December 31, 2002. The monthly lease payment for the remainder of the lease term is $7,144. In addition, the Company is obligated to pay for a proportional amount of the building's costs.

Future minimum lease payments at December 31, 2001 are as follows:

2002 -	$85,733

Additionally the Company leases office equipment with minimum required lease payments as follows:

2002 -	$3,350
2003 -	3,350
2004 -	3,350
2005 -	1,675
	$11,725

(5) CONTINGENCY

The Company is a party to a legal action arising in the ordinary course of business. In the opinion of management it is probable that the claim will be settled for a sum of $65,000. Accordingly, the Company has recorded a liability for $65,000 relative to the damages sought by the claimant.

(6) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit sharing plan expense for the year ended December 31, 2001. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees a choice between receiving cash or qualified benefits such as health care and dependent care.

(7) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to credit risk include cash deposits in a bank account of $139,054. The account is insured for $100,000 by the Federal Deposit Insurance Corporation.

CRESAP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL

Total stockholder's equity qualified for net capital		$215,852
Deductions and/or charges		
Nonallowable assets:		
Receivable	$46,885	
Employee advance	8,009	
Prepaid expenses	21,762	
Accumulated interest earned on deposit with clearing broker	471	
Furniture and equipment less accumulated depreciation	23,077	
Leasehold improvements less accumulated amortization	4,024	
Total nonallowable assets		104,228
Net capital		$111,624

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$208,298
Payroll taxes payable	6,235
Total aggregate indebtedness	$214,533

CRESAP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$ 61,624
Excess net capital at 1000%	$ 90,171
Ratio: aggregate indebtedness to net capital	1.92 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report	$165,930
Net audit adjustments	(54,306)
Net capital per supplementary information herein	$111,624

CRESAP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing Corporation.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

In planning and performing my audit of the financial statements and supplemental schedules of Cresap, Inc. (the Company) for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use and information of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17-a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not to be used by anyone other than these specified parties.



February 20, 2002